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                              December 23, 2020

       Scott M. Haralson
       Senior Vice President and Chief Financial Officer
       Spirit Airlines, Inc.
       2800 Executive Way
       Miramar, FL 33025

                                                        Re: Spirit Airlines,
Inc.
                                                            Amended Form 10-K
for Fiscal Year Ended December 31, 2019
                                                            Filed April 16,
2020
                                                            File No. 001-35186

       Dear Mr. Haralson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for Fiscal Year Ended December 31, 2019

       General

   1. We note the disclosure on page 32 that your amended and restated certificate of incorporation provides
that the Court of Chancery of the State of Delaware shall be the exclusive forum for
certain litigation, including any    derivative action.    Please disclose
                                                        whether this provision
applies to actions arising under the Securities Act or Exchange Act.
                                                        In that regard, we note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the provision applies
to Securities Act claims, please also revise your disclosure to state that there is
uncertainty as to whether a court would enforce such provision and that investors cannot waive
compliance with the federal securities laws and the rules and
 Scott M. Haralson
Spirit Airlines, Inc.
December 23, 2020
Page 2
         regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch
Chief, at (202) 551-3642 with any other questions.



FirstName LastNameScott M. Haralson                             Sincerely,
Comapany NameSpirit Airlines, Inc.
                                                                Division of
Corporation Finance
December 23, 2020 Page 2                                        Office of
Energy & Transportation
FirstName LastName